EXHIBIT 12

Ratio of Earnings to Fixed Charges and Preferred Stock

(Dollars in thousands)

	As of the Year Ended September 30
	2007	2006	2005	2004	2003
Income (loss) from Continuing Operations Before Income Taxes	$(129,122)	$69,108	$63,179	$42,302	$20,633
Minority Interest (Income) Expense	—	—	—	43	12
Loss from Equity Investments	—	—	—	—	—
Fixed Charges	30,231	27,069	23,241	22,115	16,812

Adjusted Earnings (loss)	(98,891)	96,177	86,420	64,460	37,457

Fixed Charges
Interest Expense	17,931	15,345	14,912	14,868	5,675
Rent Expense (1)	12,300	11,724	8,097	6,540	4,678
Preferred Stock Dividends	—	—	232	707	6,459

Fixed Charges	$30,231	$27,069	$23,241	$22,115	$16,812

Ratio of Fixed charges to Income (loss) from continuing operations before taxes	(23)%	39%	37%	52%	81%

1)	One-third of total rent expense is estimated by Andrew to be a conservative estimate of the interest component of rent expense.